

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2020

Kai Gui
Chief Financial Officer
Advanced Biomedical Technologies, Inc.
350 Fifth Ave, 59th Floor
New York, NY 10118

      Re: Advanced Biomedical Technologies, Inc.
           Form 10-K for the Fiscal Year Ended October 31, 2019
           Filed March 20, 2020
           File No. 000-53051

Dear Mr. Gui:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences